M M __________________________________________________________________ LAW OFFICE OF MARTIN MUSHKIN LLC Martin Mushkin

30 Oak St.
Stamford,. CT 06905-3500
Telephone: 203-252-2357
Facsimile: 203- 547-7540
e-mail: mmushkin@mushkinlaw.com
Website: rpglk.com mushkinlaw.com
CT juris: 040298 CT Fed Bar: ct27017
NY Bar Reg: 1100387

January 18, 2007

Mail Stop 3561

Securities and Exchange Commission
100 F St. NE
Washington, DC 20549-3561

Fax:	202-942-9648

Attn:	Scott Anderegg, Staff Attorney Peggy Kim, Senior Staff Attorney H. Christopher Owings, Asst. Director

Scott Ruggiero, Accountant William Choi, accounting Branch Chief

Re:	Orion Diversified Technologies, Inc.
	Schedule 14C	Filed November 22, 2005
	Amendment 1 to Schedule 14C	Filed November 3, 2006
	SEC Letter of Comment	Dated November 30, 2006
File No. 0-04006

Gentlemen:

 What is being sent to you?

As with our Amendment No. 1, this letter is being filed with you electronically through EDGAR pursuant to my telephone calls on January 12, 2007 to Mr. Ruggiero and Mr.Anderegg with Sirousse Tabriztchi, CPA. Copies of this letter are also being sent to you via FEDEX for early morning delivery.

Please refer to the prior filings and the Staff’s letter dated November 30, 2006, and your notes of our call to the Staff in December 19, 2006. The purpose of this letter is to clear up some points raised in the letter of November 30th and the December 19th call, prior to our filing Amendment No. 2. As stated in the telephone calls on January 12th, certain points raised in the Staff’s comments indicate that the Staff has requested information that a merger has not taken place under the New Jersey General Corporation Law, that the Fabert-Ovale Note was not “converted” to Orion stock, and that there has, in fact, not been a change of control. Moreover, the Staff asked why a vote was not required in light of the “merger”, and Comment 18 suggested that the financial statements should be consolidated, apparently with Ovale being the surviving entity for accounting purposes. Other points in the comment letter were inconsistent with a consolidation approach. But what is most important is that there appears to be a need for a re-examination of the facts.

5,900,000 shares issued.  It is a small matter but we feel we must point out that “[m]ore than” 5,900,000 shares were not issued at the Initial Closing as suggested in Comment 1. That was the exact number of shares which were issued. That number of shares was issued since that was the number of shares which Orion had authorized but unissued. We thought no vote of shareholders was needed to issue these shares since the Board of Directors has the authority to approve the issuance of authorized but unissued shares. As do the corporation laws of most states, New Jersey Boards of Directors are given the authority “to manage” a corporation and part of the inherent management powers of Boards is the issuance of authorized but unissued shares. NJ Stat: 14A:6-1(1). Witness the grant of unqualified stock options. Short of a special statute, they need not be approved by anybody but the board.

Voting on the Reverse Merger However a further review of the NJ Corporation Law, NJ Stat 14A:10-12, as a result of our telephone conversation with you in December has brought to our attention a New Jersey statute which we believe is rather unique. As we read it, New Jersey 14A:10-12 requires that even if there is no merger, where a New Jersey corporation “proposes to acquire… in exchange for its shares…some or all of the outstanding shares of another corporation” its shareholders are entitled to notice of the proposed acquisition, to vote on the proposed acquisition and, if as a result of any transaction the number of shares outstanding will increase by more than 40%, the shareholders have a right to dissenters rights. We think that provision applies and that it applies even though two-thirds of the shares have approved the transaction. Amendment 2 will give the Orion shareholders the right to vote and to dissent to the transaction. Dissenters rights will be explained and a copy of the New Jersey corporate law section on dissenters rights will be an Exhibit to the 14C.

If we thought that there was no right to vote upon the issuance of authorized shares why did Orion file the 14C in the first place?   The problem was, and is, that Orion does not have adequate shares authorized to fulfill all the issuance requirements pursuant to the Exchange Agreement, as amended. See Exh A§1.1. In order to fulfill the requirements of the Exchange Agreement, additional shares need to be authorized. The New Jersey General Corporation Law, as the law of most (if not all) states, requires a vote of shareholders to increase the authorized shares of a corporation.

There has not been a Change of Control.

  Preliminarily we suggest that using the Find feature on Word you will be able to trace aspects of the 14C associated with the following thoughts. The places you will find this material are too numerous for us to cite in this letter. In particular, we think that a careful analytical reading of the “Description of the Exchange”, the three page details in “How the Exchange Came About …” and the four pages starting with “Terms of the Exchange …” gives full disclosure. We may need to amend these sections to make them clearer, but the basic facts are stated.

        To summarize, the concept of control requires an examination of a bundle of factors, but the key factor is the right to vote to change management of either company. Prior to the Second Closing that right does not exist. The factors on control are: (1) Ovale does not own any stock of Orion; (2) the shares of Ovale owned by Mr. and Mrs. Fabert cannot be voted to change the Board or management of Orion; (3) the Ovale shares purchased by Orion remain in escrow and cannot be voted to change the Board or management of Ovale; and (4) the Ovale and Orion Boards and managements were independent of each other before the Exchange Agreement and remain independent of each other.

There is substantial legal and accounting support for our position. The definition of beneficial owner in 13D, a definition frequently referred to on issues of control, appears in 34 Act Rule 13d-3. It refers to the right to voting power or investment power. FSAS 141, which relates to your Comment 18, deals with changes in control extensively by repeated use of the words “voting” as in voting rights, and to “control”, but does not use the phrase “change of control”. The following extracts are instructive.

     Standards of Accounting for Business Combinations Scope:
9. For purposes of applying this Statement, a business combination occurs when an entity acquires net assets that constitute a business or acquires equity interests of one or more other entities and obtains control 5 over that entity or entities. This Statement does not address transactions in which control is obtained through means other than an acquisition of net assets or equity interests. For purposes of this Statement, the formation of a joint venture is not a business combination.

The events mentioned in paragraph 9 will not take place until the Second Closing.

FAS141, Footnote 5—Control is generally indicated by “ownership by one company, directly or indirectly, of over fifty percent of the outstanding voting shares of another company” (ARB No. 51, Consolidated Financial Statements, paragraph 2, as amended by FASB Statement No. 94, Consolidation of All Majority-owned Subsidiaries), although control may exist in other circumstances.

Note the word “voting.”

Date of Acquisition
48. The date of acquisition (also referred to as the acquisition date) ordinarily is the date assets are received and other assets are given, liabilities are assumed or incurred, or equity interests are issued. However, the parties may, for convenience, designate as the effective date the end of an accounting period between the dates a business combination is initiated and consummated. The designated date should ordinarily be the acquisition date for accounting purposes if a written agreement provides that effective control of the acquired entity is transferred to the acquiring entity on that date without restrictions except those required to protect the shareholders or other owners of the acquired entity, such as restrictions on significant changes in the operations, permission to pay dividends equal to those regularly paid before the effective date, and the like.

Although the Exchange Agreement itself does not expressly state the date upon which a change of control is to take place it shows a clear intent that a change in control is not to take place until the consummation of the deal, i.e. upon the Second Closing.

It is clear from SFAS 141 Basis for Conclusions, Definition and Scope, paragraph B23 that where the right to vote shares to change management is not present or there is a right to veto an effort to do so, a change of control with the resulting consolidation simply is not deemed to have occurred.

B23. The Board affirmed the decision it made in developing the 1999 Exposure Draft that this Statement would not address transactions, events, or circumstances that result in one entity obtaining control over another entity through means other than the acquisition of net assets or equity interests. Therefore, this Statement does not change current accounting practice with respect to those transactions. For example, if a previously unconsolidated majority-owned entity is consolidated as a result of control being obtained by the lapse or elimination of participating veto rights that were held by minority stockholders, a new basis for the investment’s total carrying amount is not recognized under current practice. Instead, only the display of the majority-owned investment in the consolidated financial statements is changed. The majority-owned entity is consolidated rather than reported as a single investment accounted for by the equity method. That treatment is consistent with the practice for accounting for step acquisitions, in which a parent obtains control of a subsidiary through two or more purchases of the investee-subsidiary’s stock

Orion and Ovale are two independent companies, in fact controlled by different people who have a common goal to consummate this transaction and thus obtain separate but independent goals: one to be a public company in the United States and the other to have the Orion shares have some substantive value after many years of being a shell. But the disparate negotiators preserved their independent control of the two entities until the deal is done and each party has thus achieved its intended purpose. Only upon full consummation of the transaction will control of each of Orion and Ovale become one and Ovale become a wholly-owned subsidiary of Orion. Exh. B§§9, 12. Specifically, Ovale and Orion remain independent of each other for the following reasons:
.
▪	Exchange Agreement, amendment No. 1, provides that management of Orion cannot be changed until the Second Closing

▪	Ovale and Orion have different boards of directors and officers.

▪	The current directors and officers of Orion were its officers and directors before the transactions, and have never been shareholders of Ovale

▪	The directors and officers of Ovale were its officers and directors before the transaction and only became shareholders of Orion as a result of the Initial Closing.

▪	The transaction was approved by the Board of Orion prior to the controlling person of Ovale, Mr. Fabert, purchasing any shares of Orion.

▪	The officers, and directors of the two companies did not have and do not have any familial ties or interlocking business relationships.

▪	Of the Ovale management only Mr. Fabert has only 19.5% of the Orion shares outstanding.

▪
Mr. Fabert’s shares cannot change the board of directors of Orion until the Second Closing since the Exchange Agreement requires that Orion Board remain in place until the consummation of the Second Closing.

▪
In the Initial Closing, Orion obtained an equitable interest only in part of Ovale’s shares Ovale’s Class B shares. Ownership of record remains in Mr. Fabert and the shares are in escrow. As explained, Orion cannot vote even the Ovale Class B shares to change Ovale’s management until after the Second Closing.

▪
At the Initial Closing Orion did not obtain any interest in Ovale’s Class A shares. The Ovale Class A shares were placed in escrow to assure they could not be voted to change Orion management, regardless of who might otherwise have the right to vote them.

▪	The Escrow Agent has no discretion to allow the Ovale shares to be released or voted.

▪	The Fabert-Ovale Loan has no vote and is not of such size as to give Orion the power to control Ovale.
▪	The agreements between Ovale and Orion show the parties have jealously guarded the prerogatives and control over their respective entities.

There has not been and will not be a merger.

There has not been a merger and there will not be a merger in the legal sense. A merger requires that the two corporations become one of them.

14A:10-1 Procedure for merger
(1) Any two or more domestic corporations, or any one or more domestic corporations and any one or more other business entities may merge into one or such corporations or other business entitles pursuant to a plan of merger … .

14A:10-7 Merger or consolidation1  of domestic and foreign corporations
(1) One or more foreign corporations and one or more domestic corporations may be merged or consolidated in the following manner:

(a) Each domestic corporation shall comply with the provisions of this act with respect to the merger or consolidation of domestic corporations and each foreign corporation shall comply with the applicable provisions of the laws of the jurisdiction under which it is organized.

That language is parallel to NY Bus. Corp. L. §901.

901 Power of Merger or Consolidation - (a) Two or more domestic corporations may, as provided in this chapter.
(1) Merge into a single corporation which shall be one of the constituent corporations;
…
(b) Whenever used in this article:
(1) ‘Merger’ means a procedure of the character described in subparagraph (a)(1).

NY Bus. Corp. L 907, Merger or Consolidation of Domestic and Foreign Corporations uses the definitions in section 901.

The plan is for Ovale, a foreign company, to become a wholly-owned subsidiary of Orion. Ovale does business in Europe. Albeit that control of Orion will change upon full consummation, the newly controlled Orion may set up other subsidiaries to do business elsewhere and leave Ovale as a wholly-owned subsidiary.

Here are some more details

Share Issuance At the Initial Closing The shares which were issued in the Initial Closing went to holders of Ovale Class B shares.  All Ovale shares were delivered to the Escrow Agent. At the Initial Closing, 2,510,459 Orion shares were released to Ovale Class B shareholders, but the Orion shares issuable to Mr. & Mrs. Fabert were held in escrow to assure compliance with the terms of the agreements. Not until November, 2005 when Ovale delivered its audited financials to Orion did Mr. & Mrs. Fabert get the Orion shares attributable to their Ovale Class B shares. But the Ovale Class A shareholders (the Five Original Ovale Investors) cannot get the shares of Orion attributable to the Ovale Class A shares until the Second Closing. Exh. B. Although Orion has an equitable interest in the Ovale Class B shares, it cannot vote them so long as they are in escrow. Therefore it does not have control of Ovale.

By virtue of the escrow of the Ovale shares, the Board of Directors of Ovale is essentially locked in position until the Second Closing. This was the understanding of the parties at the time the escrow was set up and it is their understanding now.

Control of the Board of Directors of Orion - By agreement of the parties, Orion remains under the control of the Board of Directors which was in control prior to the Initial Closing. That Board will remain in control of Orion until the consummation of this transaction, at the Second Closing. See Exh B§13;

Orion Shares Voted You are correct that people who were shareholders of Ovale and received the 5,900,000 shares in the Initial Closing are among the signatories to the consent in lieu of meeting. However, please bear in mind that only Orion shares duly issued could be or were, counted on the consent. Since these people were legitimate shareholders of Orion, they had a right to vote their Orion shares and enter into the consent. Upon what ground could they be denied their right to vote? None. Of course if we eliminate their right to vote one must also eliminate those shares from the count of the shares outstanding for purposes of being entitled to vote. We believe that one cannot have it both ways.

Without Counting Initial Closing Shares There Were Enough Consents - Without counting the shares issued at the Initial Closing there were enough pre-Initial Closing Orion shares which gave their consent to provide the necessary two-thirds.  We will amend the 14C to show this. True, some of the people who had shares of Ovale were also shareholders of Orion, having purchased their Orion shares on the open market or in transactions with Orion which pre-dated the Ovale-Orion deal. Having bought their shares, they had a right to vote them. It should be further noted that to the best of our knowledge, those shareholders who were required to file Form 13D, did. Their purchases are reflected in various placed in the 14C.

Other Salient Issues

Why Did We Go To A Two Closing Format?  By September 2004 Mr. Fabert had raised €700,000. See Exh. A Whereas E. By September 2004, Ovale was more than just an idea. Consequently the parties amended the transaction to provide for more shares to be issued to the Ovale people and in exchange for assignment of the Fabert-Ovale Loan. See Exh. A Whereas clauses. However, the investors in Ovale had required that €443,894 be placed in escrow pending a closing with Orion as assurance that the deal would go forward. In order to release that money from escrow, the two closing arrangement was agreed upon. See Exh. B.

Why was the money lent to Mr. Fabert rather than being invested directly in Ovale?   The answer is that Mr. Fabert was creditworthy, and he became personally liable to the people who put up the money. Those lenders were wise enough to put him on the line rather than have their money go directly into a start-up. They knew him;. At the time of their investments, Ovale was just a dream like most start-ups. In the United States, investors might have taken Ovale stock, but that was not the culture among the Ovale investors in Geneva, Switzerland. The obvious quid quo pro was that Mr. Fabert retained voting control of Ovale through his agreement with these lenders, and they got his personal debt. Without Mr. Fabert there would be nothing; paper control would have been just that, paper.

The Fabert-Ovale Loan Was Not “Converted”.

    As explained in the 14C, this Loan is now the property of Orion. See Exh. B. Orion received it by assignment. Orion paid for the assignment through the issuance of 1,166,900 of the 5,900,000 shares that were issued at the Initial Closing. The Loan remains on Orion’s books and on Ovale’s books. Interest accrues on it, and that interest is an expense of Ovale and income to Orion. Nor is it anticipated that the Loan will be cancelled. Although it will not show up in consolidated statements, the present expectation is that it will be left outstanding in the hands of Orion even after Ovale is a wholly-owned subsidiary of Orion.

    We are not quibbling with semantics. The sale of the Fabert-Ovale Loan was a real transaction and we are sure you will agree that the 14C must describe what really happened. The Fabert-Ovale Loan was sold. When one sells a stock certificate, a corporate bond or a promissory note, the legal vehicle is the signing of a power of attorney to the person to whom it is assignment. The sale of a note in the financial markets, publicly or privately, does not “convert” the note. By the very use of the word conversion it is understood that the original instrument has been turned into, that is, converted into stock of the company which issued it. Here the Fabert-Ovale Loan was made by Mr. Fabert to Ovale. He sold the note to Orion. Ovale, the maker, was not involved in that sale. Nor was the note turned into Ovale to be converted to Ovale stock or anything else. The consideration paid for the assignment did not go to the payor of the note, Ovale, but to a third party, Orion. Even if the deal did not, or does not close, that asset had/has value. It earns interest, the first income Orion has had for years.

The Exemption for Issuance of Shares for the Fabert-Ovale Loan

Let us take this transaction step by step. Release 33-3863 (eff. 5/2/90), announcing the promulgation of a revision of Regulation S states that given the increasingly international nature of the securities market, one of the purposes of the amendment was “giving further recognition to the doctrine of comity and the territorial approach to the application of the Securities Act section 5 … .” For that purpose it established two safe harbors, one for issuers of securities and one for resellers. The thrust is that in regard to transactions taking place “off-shore”, only when they involve sales into the territories of the Unites States or to US Persons will section 5 be deemed to apply. First, the Fabert-Ovale loan took place between a Swiss resident and a Swiss company in Geneva. As such there is no US aspect of the Fabert-Ovale Loan itself. Secondly the Fabert-Ovale Loan was assigned (sold) to Orion, a US corporation. Orion was the recipient of a debt; if it is a security, there was clearing no distribution. It was a private transaction pursuant to 4(1) between sophisticated persons. The person who sold the note, Mr. Fabert, is a non-US Person. The purchase and sale was exempt pursuant to 4(1) of the Act. The issuance of Orion shares to the Swiss people who had equitable interests in the Fabert-Ovale Loan was the first involvement of a US security. That transaction took place off-shore in a transaction in which the limited number of people who received Orion shares were all non-US persons who signed investment letters and received legended certificates. The issuance of securities by US issuers to non-US Persons off-shore is clearly the kind of transaction for which the safe harbors of Reg S were established. As we stated to you in our letter of November 3, 2006 and in Amendment No. 1 to the 14C, that transaction complied with Reg S; it is a 904(b) Category C transaction. It is noteworthy that now the non-US Persons who received the shares have all held their legended Orion shares for more than twelve months. At such time as each of them wants to sell his Orion shares into the United States, he/she will have to register those shares or sell them pursuant to an exemption therefrom, satisfying Reg. S §905, 4(1) or 4(1 ½) R144, or some other exemption. As previously stated, the transaction could be deemed a Reg. D transaction except that no Form D was filed. The reasoning in this section also applies to the shares issued to the people, all non-US Persons who received Orion stock for their equitable interests in the Ovale Class B shares.

What the 14C would look like if it assumed a change of control.

How would we present the facts if we accepted the view that there has been a change of control? A consistent document would surely be necessary not to be misleading. Only consolidated financials would be presented. That would mean that the financial statements of Orion would disappear from the 14C. It would also mean that they would, disappear from EDGAR for any period ending after November, 2005. Not even the Fabert-Ovale Loan would be shown since it is an inter-company transaction. To conform to this format the 14C would have to show a single board of directors or a Board somehow controlling the other, and one set of beneficial owners of shares. That kind of presentation would mean we would have to ignore your comments regarding officers, directors and controlling persons. As explained such a 14C would present a position which does not exist in fact or law. . Certainly that is not the intent of the Staff.

The result would be that a reasonably prudent shareholder theoretically making an investment decision would not have any information as to what the separate companies looked like. We submit such a document would be a misleading statement of material fact.

In plain English, why didn’t we say this before?

We thought we had, particular in “How the Exchange Came About and the Money Invested in Ovale”. We will amend that section to provide further disclosure and have made other changes in accordance with your comments while presenting a consistent document.

The solution to the Problem

We think the solution to the problem is: (1) to present the material, amended of course, in the format we have adopted and (2) file the requisite 8-K showing the consolidated company five days after the consummation of the transaction, i.e. after the Second Closing.

(1) That means we would leave in the separate updated information for each company, present an updated pro forma financials. The pro forma financials are on a consolidated basis and give the prudent investor a picture of what the combined companies look like. This way, the 14C will be consistent, give the history, the position of both companies, and what the consolidated finances of the company will look like.

(2) The time to present Orion as a new consolidated company is when it must file its 8-K in compliance with the amendments made to 8-K by Rel. 33- 8587 (7/15/05). We wish to point out that Rel. 33-8587 and its predecessors do not deal with proxy materials but only with periodic reports. Many reverse mergers were done using state law provisions which made it possible to assiduously avoid the need for stockholders to vote, a matter of state law. That made it possible to avoid giving any information regarding the details of the transaction until long after it was done. That is not the case here. This deal has been structured to give full disclosure early on.

We might add, that if the deal is terminated, Orion will hold the Fabert-Ovale Loan and it will become a tool in the negotiations to unwind the deal. We also think that if the deal fails, Orion stockholders will not only have lost several years, but will be unlikely to end up in a new deal, if they can get one, with the minimum 25% called for in the Exchange Agreement as amended.

    We will appreciate if the Staff will modify its comments by telephone and or fax.

Very truly yours,
s/

Martin Mushkin

1 A consolidation is the merger of two or more corporations into a new corporation or other business entity. NJ Stats: 14A:10-2(1)